UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oncosec Medical Incorporated

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68234L108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☒ Rule 13d-1(b)

b. ☐ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68234L108

1.	Names of Reporting Persons. Cranshire Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,027,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,027,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,027,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 68234L108

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,027,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,027,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,027,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 2, 2012 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

Item 2 of the Schedule 13G is hereby amended to add the following information for updating:

	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), and (ii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with CCA, the “Reporting Persons”).

CCA serves as the investment manager to each of (i) Cranshire Capital Master Fund, Ltd., a Cayman Islands exempted company (“Cranshire Capital Master Fund”), (ii) a managed account (“Managed Account 1”) and a second managed account (the “Managed Account 2”). In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of Cranshire Capital Master Fund, Managed Account 1 and Managed Account 2. CCA is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

Item 3.

Item 3 of the Schedule 13G is hereby amended to add the following information for updating:

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Item 4 of the Schedule 13G is hereby amended to add the following information for updating:

(a) and (b):

As of the close of business on December 31, 2012, each of the Reporting Persons may be deemed to have beneficial ownership of 5,027,000 shares of Common Stock, which consists of (i) 4,427,000 shares of Common Stock held for the account of Cranshire Capital Master Fund, and (ii) 600,000 shares of Common Stock held for the account of Managed Account 1, and all such shares of Common Stock represent beneficial ownership of approximately 5.7% of the Common Stock, based on 88,409,000 shares of Common Stock issued and outstanding on December 14, 2012, as reported in the Form 10-Q filed by the Issuer on December 17, 2012.

The foregoing excludes (I) an aggregate of 7,260,000 shares of Common Stock issuable upon exercise of warrants held by Cranshire Capital Master Fund (collectively, the “Master Fund Warrants”) because each of such Master Fund Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Master Fund Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (II) 300,000 shares of Common Stock issuable upon exercise of a warrant held by Managed Account 1 (the “Managed Account 1 Warrant”) because the Managed Account 1 Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account 1 Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock and (III) 240,000 shares of Common Stock issuable upon exercise of a warrant held by Managed Account 2 (the “Managed Account 2 Warrant”) because the Managed Account 2 Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account 2 Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of 12,827,000 shares of Common Stock.

	(c)	Number of shares as to which each Reporting Person has:

		(i)	Sole power to vote or to direct the vote:

0.

		(ii)	Shared power to vote or to direct the vote:

5,027,000.

		(iii)	Sole power to dispose or to direct the disposition of

0.

		(iv)	Shared power to dispose or to direct the disposition of

5,027,000.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin